Exhibit 99.1

CASTOR MARITIME INC. ANNOUNCES FLEET COMMERCIAL UPDATE

Limassol, Cyprus, March 26, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, announced today that the Magic P, its 76,453 dwt Panamax dry bulk vessel built in 2004, completed its scheduled dry-docking and special survey on March 21, 2020. On March 22, 2020, the vessel commenced employment under a new charter contract with an approximate duration of 90 to 105 days at a gross charter hire rate of $7,000 per day.

Following this commercial development, the Company’s fleet employment profile as of today is as follows:

Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate	Redelivery Date (Earliest/ Latest)		Charterer
Magic P	76,453	2004	Japan	$7,000	June 2020	July 2020	Comerge
Magic Sun	75,311	2001	Korea	$12,000	May 2020	September 2020	Oldendorff
Magic Moon	76,602	2005	Japan	$13,000	June 2020	September 2020	United

Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
“The novel COVID-19 virus is causing unprecedented uncertainty, affecting the global economy and the majority of business activities, including the shipping sector. In this environment, we have been able to continue our operations with minimal disruption.  Although it is very difficult to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results, we are working very hard to ensure that we insulate our Company, as much as possible, from the, hopefully, short-term volatility and weakness in rates.  In this context, we are pleased that the M/V Magic P has successfully finished its scheduled dry-dock and has been promptly fixed for trading at a competitive rate in this market.  This new fixture, together with the existing fixtures for our other two vessels, allows us to operate in a cash flow positive basis. In addition, our healthy cash position provides us a further cushion to withstand a weaker market. At the same time, it also provides us with the ability to take advantage of any attractive opportunities presented to us in the current market conditions.  Lastly and most importantly, our first and utmost priority is for all of our seafarers and land-based employees and associates to remain healthy during this trying period of time.”

About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.

The Company's fleet currently consists of three Panamax dry bulk carriers.

For more information please visit the company’s website at www.castormaritime.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com